Exhibit 99.1

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1         Identity of Company

1.1              Name and Address of Company

Registered Address:

Brookfield Renewable Energy Partners L.P.

73 Front Street, 5th Floor, Hamilton

HM 12, Bermuda

Facsimile: 441-296-4475

Principal Office in Canada:

Brookfield Renewable Energy Partners L.P.

181 Bay Street, Suite 330 Toronto

ON  M5J 2T3

Facsimile: 416-956-5776

1.2              Executive Officer

Nicholas Goodman

Chief Financial Officer of our service provider, BRP Energy Group L.P.

(416) 369-2546

Item 2         Details of Acquisition

2.1              Nature of Business Acquired

On the Acquisition Date (as defined below), a consortium comprising Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) and its institutional partners (the “consortium”) acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government (the “Isagen Acquisition”). Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh.

Isagen is currently a listed entity in Colombia and the remaining 42.4% interest is owned by public shareholders.  Following the closing of the Isagen Acquisition, the consortium is required to conduct two mandatory tender offers for the remaining 42.4% interest at the same price per share paid for the 57.6% controlling interest (the “MTOs”). The first MTO was launched by the consortium on March 15, 2016 and will conclude in early May 2016. The second MTO will be launched between four to six months from the Acquisition Date.  At the time of acquiring the initial 57.6% interest, Brookfield Renewable had an approximate 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. If the MTOs are successful in acquiring the remaining 42.4% interest in Isagen, Brookfield Renewable’s interest in Isagen would then increase to approximately 23%.

2.2              Acquisition Date

January 22, 2016 (the “Acquisition Date”)

2.3              Consideration

Consideration for the Isagen Acquisition was approximately $1.9 billion   (COP 6.5 trillion) for the initial 57.6% interest.1 Brookfield Renewable’s initial investment was $225 million for an approximate 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. A controlled subsidiary of Brookfield Renewable is the general partner of and effectively controls the entity that acquired the 57.6% interest in Isagen.

Following the closing of the Isagen Acquisition, the consortium is required to conduct the MTOs with respect to the remaining Isagen shares. If the consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximately $1.4 billion (COP 4.8 trillion) would be invested by the consortium.  Brookfield Renewable’s interest in Isagen would then increase to approximately 23% and a further approximate $400 million would be invested by Brookfield Renewable.  However, less than all of the remaining outstanding Isagen shares may be tendered to the MTOs and, if this is the case, Brookfield Renewable’s additional ownership interest and investment will depend on the number of Isagen shares tendered.

The financing for the initial 57.6% interest and the anticipated financing if all of the Isagen shares are tendered is expected to be as follows:

	Initial	MTOs
(MILLIONS)	57.6%(1)	42.4%(2)	100%
Non-recourse borrowings	$510	$240	$750
Non-controlling interests	1,244	806	2,050
Brookfield Renewable	225	400	625
	$1,979	$1,446	$3,425

 (1)  Gross consideration of $1,979 million represents: acquisition of the initial 57.6% interest in Isagen ($1,926 million), financing and acquisition costs ($24 million), restriction of cash per the terms of a credit agreement ($9 million), and excess cash to fund follow-on investments in Isagen and expenses ($20 million).  The exchange rate used for this column was $1 = COP 3,368.

(2) Expected financing based on assumptions noted and an exchange rate $1 = COP 3,300.

The consortium secured $750 million of non-recourse financing of which $510 million was drawn to partially fund the initial 57.6% interest. The loans bear interest at the U.S. London Interbank Offered Rate plus a margin of 250 basis points for U.S. denominated borrowings or the Colombia Inter-bank Rate plus a margin of 350 basis points for COP denominated borrowings. All borrowings mature in January 2021. Brookfield Renewable also secured, independently of its institutional partners, a $500 million acquisition facility to partially fund its equity investment in the consortium. The terms of this credit facility are consistent with the terms of Brookfield Renewable’s other corporate credit facilities and the applicable margin is 1.20%.

2.4              Effect on Financial Position

The estimated effect of the Isagen Acquisition on Brookfield Renewable’s financial position is outlined in the unaudited pro forma financial statements of Brookfield Renewable included in Schedule A to this Report. The pro forma adjustments described below are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma consolidated and combined financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma consolidated and combined financial statements and such adjustments may be material.

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1 References to “$” are to United States Dollars and references to “COP” are to Colombian Pesos.

2.5              Prior Valuations

The consideration paid for the 57.6% interest in Isagen was the reserve price of COP 4,130 per share that was set by the Colombian government for the purpose of its auction of its interest in Isagen. The Colombian government retained two investment banks to perform a valuation of the Isagen shares in order to set the reserve price. In addition, the Colombian government received a fairness opinion to support the reserve price. Brookfield Renewable was not provided with a copy of the valuation or the fairness opinion. No other valuation was obtained within the last 12 months by Brookfield Renewable or Brookfield Renewable’s affiliates or, to Brookfield Renewable’s knowledge, Isagen.

2.6              Parties to Transaction

Not applicable.

2.7              Date of Report

April 11, 2016

Item 3         Financial Statements and Other Information

The following financial statements are attached as Schedule A to this Report and included as part of this Report:

(a)           Separate audited financial statements of Isagen as at December 31, 2015, 2014 and 2013 for the years ended December 31, 2015, 2014 and 2013; and

(b)           Unaudited pro forma consolidated and combined financial statements of Brookfield Renewable and Isagen as at and for the year ended December 31, 2015.

Schedule A